FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 26th, 2018

1.         DATE, TIME AND PLACE: on April 26th, 2018, at 11:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: Call to order duly observed pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present the majority of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira. Absent for justified reason Mr. Yves Desjacques.

4.         AGENDA: (i) Analysis and deliberation on the quarterly information for the period ended March 31, 2018, as well as the main operating indicators for the period; (ii) Analysis and deliberation on the management’s proposal for the issuance of shares under the Company’s stock option program and the respective capital increase; (iii) Analysis and deliberation on the 20-F Form; (iv) Analysis and deliberation, pursuant to the Policy for Related Party Transactions, of the Second Amendment to the Energy Efficiency Agreement executed between the Company and Greenyellow do Brasil Energia e Serviços Ltda.; and (v) Analysis and deliberation on the proposal to amend the Company’s Risk Policy.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and resolved, unanimously and without reservation, as the following:

5.1. Analysis and deliberation on the quarterly information for the period ended March 31, 2018, as well as the main operating indicators for the period: after the presentation made by Mr. Christophe Hidalgo and in accordance with the recommendation of approval of the Audit Committee, the members of the Board of Directors resolved to approve the quarterly information for the period ended at March 31, 2018 and authorized the Company's Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information hereby approved by sending them to the Comissão de Valores Mobiliários – CVM, the Securities Exchange Commission - SEC and B3 S.A. - Brasil, Bolsa, Balcão. After the decision taken, Mr. Chairman thanked the presentation and comments made and moved on to the next item on the Agenda;

5.2.      Analysis and deliberation on the proposal for the issuance of shares under the stock option program of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and amended at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

5.2.1.   As a consequence of the exercise of options pertaining to Series B2, B3 and B4 of the Compensation Plan, and to Series C3 and C4 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 873,914.54 (eight hundred and seventy-three thousand, nine hundred and fourteen reais and fifty-four centavos), by issuance of 42,779 (forty-two thousand, seven hundred and seventy-nine) preferred shares, whereas:

(i)     6,769 (six thousand, seven hundred and sixty-nine) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 67.69 (sixty-seven reais and sixty-nine centavos), due to the exercise of options from Series B2;

(ii)   11,291 (eleven thousand, two hundred and ninety-one) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 112.91 (one hundred and twelve reais and ninety-one centavos), due to the exercise of options from Series B3;

(iii) 15.034 (fifteen thousand and thirty-four) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven Brazilian reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 559,415.14 (five hundred and fifty-nine thousand, four hundred and fifteen reais and fourteen centavos), due to the exercise of options from Series C3;

(iv) 4,150 (four thousand, one hundred and fifty) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$  41.50 (forty-one reais and fifty centavos), due to the exercise of options from Series B4; and

(v)   5,535 (five thousand, five hundred and thirty-five) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 314,277.30 (three hundred and fourteen thousand, two hundred and seventy-seven reais and thirty centavos), due to the exercise of options from Series C4;

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

5.2.2.   Thus, the Company’s capital stock shall change from the current R$ 6,822,494,376.45 (six billion, eight hundred and twenty-two million, four hundred and ninety-four thousand, three hundred and seventy-six reais and forty-five centavos) to R$ 6,823,368,290.99 (six billion, eight hundred and twenty-three million, three hundred and sixty-eight thousand, two hundred and ninety reais and ninety-nine centavos), fully subscribed and paid for, divided into 266,629,739 (two hundred and sixty-six million, six hundred and twenty-nine thousand, seven hundred and thirty-nine) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166,949,888 (one hundred and sixty-six million, nine hundred and forty-nine thousand, eight hundred and eighty-eight) of which are preferred shares. After the decision taken, Mr. Chairman thanked the presentation and comments made and moved on to the next item on the Agenda;

5.3.      Analysis and deliberation on the 20-F Form: Ms. Daniela Sabbag and Mr. Marcelo Acerbi presented the main topics covered by the Company's Form 20-F, which should be filed on the date of this meeting, once approved by the Board of Directors. After discussions, the members of the Board of Directors resolved to approve the Form 20-F, pursuant to the recommendation of the Audit Committee and considerations made by the Corporate Governance Committee. Messrs. Board Members authorized the Company’s Executive Officers to take all the necessary measures for the filing of the Form 20-F herein approved by remittance to the Securities Exchange Commission - SEC. After the decision taken, Mr. Chairman thanked the presentation and comments made and moved on to the next item on the Agenda;

5.4. Analysis and deliberation, pursuant to the Policy for Related Party Transactions, of the Second Amendment to the Energy Efficiency Agreement to be executed between the Company and Greenyellow do Brasil Energia e Serviços Ltda.: Mr. Marcelo Acerbi presented details regarding the Second Amendment to the Energy Efficiency Agreement to be executed between the Company and Greenyellow do Brasil Energia e Serviços Ltda. After discussions and considering the favorable recommendation of the Audit Committee regarding the due compliance with the procedures mentioned by the Company's Policy for Related Parties Transactions, the members of the Board of Directors resolved to approve the transaction between Related Parties referred above, requesting that the Management of the Company proceed with all the necessary measures for the execution of such agreement. After the decision taken, Mr. Chairman thanked the presentation and comments made and moved on to the next item on the Agenda;

5.5. Analysis and deliberation on the proposal to amend the Company’s Risk Policy: Ms. Ana Paula Tarossi Silva presented the proposal to change the Company's Risk Policy in order to review and update its terms and conditions. After presenting the suggested changes and considering the favorable recommendation of the Audit Committee, the members of the Board of Directors resolved to approve the proposal to amend the Company's Risk Policy. After the decision taken, Mr. Chairman thanked the presentation and comments made.

Lastly, the members of the Board of Directs, due to the absence of Mr. Luiz Aranha Corrêa do Lago in the next term of office of the Board of Directors, thanked his valuable contribution in the development of the work of this body, as he provided important macroeconomic inputs to the analysis and decisions of the Board.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, April 26th, 2018. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Ana Paula Tarossi Silva Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 26, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.